UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934


                             Watkins-Johnson Company
                                (Name of Issuer)

                     Common Stock, $1.00 per value per share
                         (Title of Class of Securities)

                                   942486 10 1
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1)     Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. Of Above
        Persons:

        Central Securities Corporation

 2)     Check the appropriate Box if a Member of a Group

        (a) Not Applicable (b) Not Applicable

 3)     SEC Use Only

 4)     Citizenship or Place of Organization:

        Delaware

 Numbers of             5) Sole Voting Power
 Shares                    425,000
 Beneficially
 Owned by               6) Shared Voting Power
 Each                      -0-
 Reporting
 Person                 7) Sole Dispositive Power
 With                      425,000

                        8) Shared Dispositive Power
                           -0-

 9)     Aggregate Amount Beneficially Owned by Each Reporting Person:

        425,000

 10)    Check if the Aggregate Amount in Row 9 Excludes Certain Shares*

        Not Applicable

 11)    Percent of Class Represented by Amount in Row 9

        5.1%

 12)    Type of Reporting Person*

        IV

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item  1 (a)  Name of Issuer:
             Watkins-Johnson Company

Item  1 (b)  Address of Issuer's Principal Executive Offices:
             Stanford Research Park
             3333 Hillview Avenue
             Palo Alto, California 94304-1223


Item  2 (a)  Name of Person Filing:
             Central Securities Corporation

Item  2 (b)  Address of Principal Business Office:
             375 Park Avenue
             New York, New York 10152

Item  2 (c)  Citizenship:
             Delaware

Item  2 (d)  Title of Class of Securities:
             Common Stock

Item  2 (e)  CUSIP Number:
             942486 10 1

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
        (d) Investment company registered under Section 8 of the Investment Company Act

Item  4 (a)  Amount beneficially Owned:
             425,000

Item  4 (b)  Percent of Class:
             5.1%

Item  4 (c)  Number of shares as to which such person has:
               (i) sole power to vote or to direct the vote
                   425,000
              (ii) shared power to vote or to direct the vote
                   -0-
             (iii) sole power to dispose or to direct the
                   disposition of
                   425,000
              (iv) shared power to dispose or to direct the
                   disposition of
                   -0-
Item  5      Ownership of Five Percent or less of a Class.
             Not applicable.

Item  6      Ownership of More than Five Percent on Behalf of
             Another Person.  Not applicable.

Item 7 Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8 Identification and Classification of members of the Group. Not applicable.

Item  9      Notice of Dissolution of Group.  Not applicable.

Item 10      Certification

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

                        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




    February 10, 1998
 ---------------------
         Date



/S/ W. H. Kidd
---------------------
       Signature



 W. H. Kidd, President
----------------------
       Name/Title